Exhibit 2.9

Stephen A. Snyder

President

June 13, 2014

James Antonacci, Jr.

Practicare Medical Management, Inc.

4567 Crossroads Park Drive

Liverpool, NY 13088

Re: Closing Date Extension

Dear Mr. Antonacci:

Please allow this letter to memorialize the extension of the deadline for closing to July 31, 2014 as set out in Sections 8.1 (c), (d) of the Asset Purchase Agreement (“APA”) dated August 23, 2013. If this is acceptable, please countersign and return to my attention.

Thank you for your attention to this matter.

Sincerely,

/s/ Stephen A. Snyder

Stephen A. Snyder

Practicare Medical Management, Inc.,	Ultimate Medical Management, Inc.,
a New York Corporation	a New York Corporation

By:	/s/ James N. Antonacci, Jr.	By:	/s/ James N. Antonacci, Jr.

James N. Antonacci, Jr.,

an Individual

By:	/s/ James N. Antonacci, Jr.

* The parties agree that the APA shall be subject to an agreement, to be negotiated in good faith, allowing Practicare to benefit through the calculation of the Seller’s Revenue from revenues generated from former clients during the subject tailing 4 quarters to the extent such are reasonably anticipated to be offset by increased revenues from existing or new clients as of the Closing Date and/or allow Practicare to elect to take any “Excess Revenue Amount” in cash.

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